Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Predecessor		Successor
	Year Ended December 31,	Period from January 1 to July 26,	Period from July 27 to December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Three Months Ended March 31,
	2006	2007	2007	2008	2009	2010	2010	2011
Earnings:
Income (loss) from continuing operations before income taxes	$88,966	$26,765	$14,969	$37,221	$27,816	$43,012	$8,988	$8,774
Additions:
Fixed charges (as shown below)	2,222	1,179	784	54,136	56,897	69,175	16,176	13,386
Amortization of capitalized interest	81	56	39	—	—	—	—	—
Capitalized interest	(341)	(30)	—	—	—	—	—	—

Total Earnings	$90,928	$27,970	$15,792	$91,357	$84,713	$112,187	$25,164	$22,160

Interest expensed[1]	$187	$46	$28	$47,694	$50,480	$61,260	$14,332	$11,440
Capitalized interest	341	30	—	—	—	—	—	—
Amortization of deferred financing costs	—	—	—	3,934	4,055	5,000	1,233	877
Appropriate portion of rental expense representative of the interest factor	$1,694	$1,103	$756	$2,508	$2,362	$2,915	$611	$1,069

Total Fixed Charges	$2,222	$1,179	$784	$54,136	$56,897	$69,175	$16,176	$13,386

Ratio of Earnings to Fixed Charges	40.9	23.7	20.1	1.7	1.5	1.6	1.6	1.7

[1] Interest expense:	excluding loss recognized on early extinguishment of debt, and including interest costs allocated to discontinued.

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